UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of May 2022

The following exhibits are furnished herewith:

Exhibit 99.1

Press release, dated May 3, 2022, titled: “CNH Industrial reports solid first quarter performance:

Consolidated revenues of $4.6 billion, (up 13.4% compared to Q1 2021 for continuing operations)

Net income of $336 million, Adjusted Net Income of $378 million, with adjusted diluted EPS of $0.28, and Adjusted EBIT of Industrial Activities of $429 million (up $36 million compared to Q1 2021). Seasonal free cash flow absorption of $1,059 million (Industrial Activities) amid continued supply chain disruptions.”

Exhibit 99.2	First Quarter 2022 Results Review Presentation

Exhibit 99.3	Press release, dated May 2, 2022, titled: “CNH Industrial: periodic report on the buy-back program”

Exhibit 99.4	Press release, dated April 29, 2022, titled: “CNH Industrial completes divestiture of Raven Engineered Films Division”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Roberto Russo
Name:	Roberto Russo
Title:	Chief Legal and Compliance Officer

May 3, 2022

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1

Press release, dated May 3, 2022, titled: “CNH Industrial reports solid first quarter performance:

Consolidated revenues of $4.6 billion, (up 13.4% compared to Q1 2021 for continuing operations)

Net income of $336 million, Adjusted Net Income of $378 million, with adjusted diluted EPS of $0.28, and Adjusted EBIT of Industrial Activities of $429 million (up $36 million compared to Q1 2021). Seasonal free cash flow absorption of $1,059 million (Industrial Activities) amid continued supply chain disruptions.”

Exhibit 99.2	First Quarter 2022 Results Review Presentation

Exhibit 99.3	Press release, dated May 2, 2022, titled: “CNH Industrial: periodic report on the buy-back program”

Exhibit 99.4	Press release, dated April 29, 2022, titled: “CNH Industrial completes divestiture of Raven Engineered Films Division”